ACCIDENTAL DEATH OF PRIMARY INSURED RIDER

WE WILL PAY the Accidental Death Benefit amount to the Beneficiary, subject to provisions of the Policy and this rider, upon receipt of due proof that the Primary Insured's death: (1) resulted directly and independently of all other causes from bodily injuries caused by accident; and (2) occurred within 90 days from the date of such accident and while this rider was in force. This benefit will be paid in addition to any other amount payable at the Primary Insured's death.

                                  THE CONTRACT

Consideration - The monthly rider charge and the period during which these charges are payable are shown on the Policy Schedule. The consideration for issuing this rider is the application and payment of the first monthly rider charge.

This rider is made a part of the Policy to which it is attached. The provisions and conditions of the Policy apply to this rider, except as otherwise stated.

Amount of Benefit: The amount of Accidental Death Benefit is shown on the Policy Schedule and may never exceed the Primary Insured's Initial Specified Amount.

Effective Date - The effective date of this rider will be as stated below provided it is accepted by You and the first monthly rider charge has been paid during the lifetime and Good Health of the Primary Insured:

1. The effective date of the Policy will be the effective date for all coverage as requested in the original application.

2. If this rider is requested after the Policy Date, Evidence of Insurability will be required. The effective date of coverage under this rider will be the first Monthly Anniversary Day that falls on or next follows the date We determine the Evidence of Insurability to be satisfactory.

Guaranteed Values - This rider has no Accumulation Value or loan value.

Waiver of Monthly Deductions - Any provision of the Policy for waiver of monthly deductions applies to the payment of the monthly rider charge for this rider.

Waiver of Planned Premiums - Any provision of the Policy for waiver of Planned Premium will include the Planned Premium for this rider.

Autopsy - We reserve the right to require an autopsy, at Our expense, unless not allowed by law.

                          CHANGES IN EXISTING COVERAGE

Upon Your written request, the Death Benefit amount under this rider may be changed, subject to these conditions:

1. Any increase in rider Death Benefit amount must be applied for on a supplemental application and is subject to Evidence of Insurability. Any increase will be effective on the first Monthly Anniversary Day that falls on or next follows the date We determine the Evidence of Insurability to be satisfactory.

     The rider Death Benefit amount in force after any increase cannot exceed the Primary Insured's Specified Amount.

2. Any decrease in the rider Death Benefit amount will be effective on the first Monthly Anniversary Day that falls on or next follows the date of receipt of the request. Any decrease will reduce the amount of rider Death Benefit amount in the following order:

    (a)  rider Death Benefit amount provided by the most recent increase;

    (b)  the next most recent increases successively; and

    (c) the Initial amount of rider Death Benefit as stated in the application.

     The rider Death Benefit amount remaining in force after any decrease must at least equal the minimum amount required for this rider.


                                RISKS NOT COVERED

No rider Death Benefit amount will be paid if death results directly or indirectly from:

a.   suicide, while sane or insane;

b. use of alcohol, inhaling any gas (except while performing occupational duties); or taking any poison; or taking any drug unless as prescribed by a physician;

c. any bodily injuries caused or contributed to by, or as a consequence of any of the following excluded risks, even though the proximate or precipitating cause of death is bodily injuries caused by accident: (1) bodily or mental infirmity, illness or disease (unless it is a bacterial infection which occurs through an external wound); or (2) medical or surgical treatment of such infirmity, illness or disease;

d.   committing or attempting to commit an assault or felony;

e. travel or flight in any kind of aircraft (including falling or descending from or with such aircraft in flight) if the Primary Insured is a pilot, officer or member of the crew of such aircraft or is giving or receiving any kind of training or instruction or has any duties aboard such aircraft while it is in flight; or

f. war, any act of war, or service in an armed force of any international organization or any country or combination of countries at war. Act of war means any act peculiar to military operations in time of war.

If an extra charge is paid to provide aviation activity coverage under the Policy to which this rider is attached, it does not extend aviation activity coverage under this Accidental Death of Primary Insured Rider.

                                   TERMINATION

This rider will terminate on the earliest of these dates:

1.   the Policy Anniversary nearest the Primary Insured's 70th birthday;

2.   the end of the Grace Period;

3.   the date the Policy terminates; or

4. the first Monthly Anniversary Day that falls on or next follows Your written request to cancel this rider.


                   BUSINESS MEN'S ASSURANCE COMPANY OF AMERICA

                       [GRAPHIC OMITTED][GRAPHIC OMITTED]

                                    Secretary


L7262                                                                     (2/98)